Exhibit (d)(ii)

FEE WAIVER AGREEMENT

This Fee Waiver Agreement (this “Agreement”) is made and entered into as of October 1, 2021 between The Merger Fund, a Massachusetts business trust (the “Fund”), and Virtus Investment Advisers, Inc., a Massachusetts corporation (the “Adviser”).

WHEREAS, the Adviser has entered into an Investment Advisory Contract with the Fund, dated October 1, 2021 (the “Contract”) pursuant to which the Adviser provides investment advisory services to the Fund, and for which it is compensated based on the average daily net assets of the Fund; and

WHEREAS, the Fund and the Adviser have determined that it is currently appropriate and in the best interests of the Fund and its shareholders to have the Adviser waive a portion of its fee due under the Contract as set forth below.

NOW, THEREFORE, the parties hereto agree as follows:

1. Fee Waiver by the Adviser.  The Adviser agrees to reduce its fee so that the fee will be: (i) 1.00% on an annualized basis of the average daily net assets of the Fund on net assets up to $2 billion; and (ii) 0.93% on an annualized basis of the average daily net assets of the Fund on net assets above $2.0 billion.  The Adviser’s fee shall be calculated and paid in accordance with the terms and conditions of the Contract.

2. Assignment.  No assignment of this Agreement shall be made by the Adviser without the prior consent of the Fund.

3. Duration and Termination.  This Agreement shall be effective on October 1, 2021, and until September 30, 2023, and shall continue in effect from year to year thereafter upon mutual agreement of the Fund and the Adviser.  This Agreement shall automatically terminate upon the termination of the Contract.  The Board of Trustees of the Fund may terminate this Agreement at any time by written notice to the Adviser.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first-above written.

THE MERGER FUND		VIRTUS INVESTMENT ADVISERS, INC.
By:	/s/ W. Patrick Bradley	By:	/s/ Richard W. Smirl
Name:	W. Patrick Bradley	Name:	Richard W. Smirl
Title:	Executive Vice President, Chief Financial Officer & Treasurer	Title:	Executive Vice President